

Mail Stop 7010

November 20, 2008

Meadow Valley Corporation
Attention: Mr. David D. Doty, Chief Financial Officer
4602 East Thomas Road
Phoenix, Arizona 85018

Re: Meadow Valley Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2008
File No. 000-25428

Dear Mr. Doty:

We have reviewed your filings and have the following comments.

Proxy Statement

Special Factors, page 16

Background of the Merger, page 16

1.   We note your response to comment five in our letter dated November 6, 2008, particularly your disclosure on page 30 regarding why YVM was not a party to the transaction. Please clarify why Messrs. Larson and Nelson ultimately determined not to utilize YVM as their acquisition vehicle for the transaction and instead participated in the transaction by contributing substantially all of their shares of Meadow Valley common stock to Phoenix Holdings.

Reports of Alvarez & Marsal to the Special Committee, page 46

2.   We note your response to comment nine in our letter dated November 6, 2008, particularly your additional disclosures on pages 48 through 51. Notwithstanding these disclosures, please revise your disclosure for each analysis performed by Alvarez & Marsal to provide additional disclosure about the underlying data used to calculate these values. For example, it may be helpful for security holders to understand what other companies or transactions were analyzed and whether there were high, low, average or median values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.

Financial Projections, page 59

3.   We note your response to comment 12 in our letter dated November 6, 2008. Please note that we may have additional comments after you provide the requested disclosure regarding the ThomasLloyd presentation materials.

The Merger Agreement, page 75

4.   We note your response to comment 13 in our letter dated November 6, 2008. In the last sentence of the second paragraph of this section, you include disclaimer language stating that investors should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about the parties. Please acknowledge after this sentence in this section of the filing that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure in the filing.

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

        You may contact Dieter King, staff Attorney, at (202) 551-3338, Mellissa Duru, staff attorney in the Office of Mergers and Acquisitions, at (202) 551-3757 or Brigitte Lippmann, staff attorney, at (202) 551-3713 with any questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Gregory R. Hall, Esq. (Via Facsimile 480-606-5528)